Exhibit 99.1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,

Plaintiff,	10 Civ. 3613 (LAK)

v.

SEMBCORP UTILITIES PTE LTD.,
SEMBCORP INDUSTRIES LTD.,
BIWATER INVESTMENTS LTD., and
BIWATER HOLDINGS LIMITED,

Defendants.

SEMBCORP UTILITIES PTE LTD.’S AND SEMBCORP INDUSTRIES LTD.’S

SUPPLEMENTAL MEMORANDUM OF LAW IN OPPOSITION TO

CASCAL N.V.’S APPLICATION FOR

A TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION

William E. Wallace III

Anthony M. Candido

Laura J. McLaren

CLIFFORD CHANCE US LLP

31 West 52nd Street

New York, New York 10019

Tel: 212-878-8000

Fax: 212-878-8375

Attorneys for Defendants

Sembcorp Utilities Pte Ltd. and

Sembcorp Industries Ltd.

Dated: May 15, 2010

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT	1

BACKGROUND	4

I. Biwater Aggressively Marketed Its Stake Over a Two-Year Period and Kept the Cascal Board Informed about the Sale Process	5

II. Sembcorp’s Interest in a Board Recommended Acquisition for 100% of the Company (or as Close to 100% as Possible) Was Communicated to the Board	5

III. The Special Committee of the Company Board Refused to Support a $6.75 Tender Offer with a Straight Up 80% Threshold Condition	6

IV. Having Failed to Achieve Its Desired Outcome of a Board Recommendation, Sembcorp Negotiates Further with Biwater	7

V. Sembcorp Could Buy the Biwater Stake Outright and Afterwards Make a Tender Offer and/or Delist and Deregister the Stock	8

ARGUMENT	10

I. The “Equivalent Offer” Provision in Section (e) of the Letter Agreement between Biwater and Cascal Is No Basis for Injunctive Relief Against Sembcorp	10

A. Sembcorp Is Not a Party to the Letter Agreement and Therefore Could Not Have Breached It	10

B. The NDA Contains No “Equivalent Offer” Restriction	11

II. In Any Event, the Tender Offer Is an “Equivalent Offer” Within the Meaning of the Letter Agreement	12

A. The Relevant “Terms” Are to Price, Form of Consideration, Date of Payment, and Other Like Items and Have Nothing to Do with the Transaction Agreement	12

B. The Transaction Agreement Contains No “Terms” of the Tender Offer That Differ Between Biwater and the Public, and Its Provisions Impose Only Additional Obligations on Biwater	14

- i -

III. The Tender Offer Does Not Breach the NDA and It Would Make No Sense That a Contract Designed to Facilitate the Tender Offer Would Prevent It from Going Forward	16

A. Pursuant to Section 10.3 of the NDA, the NDA’s Restrictions “No Longer Apply”	17

B. The NDA Also Expressly Permits Sembcorp to Make Disclosures Required by Law	19

IV. Cascal’s Securities Law Claims Fail on Several Other Independent Grounds	19

CONCLUSION	22

- ii -

TABLE OF AUTHORITIES

Cases

Page(s)
Basic Inc. v. Levinson,
485 U.S. 224 (1988)	20

City of New York v. Beretta U.S.A. Corp.,
524 F.3d 384 (2d Cir. 2008)	13

ECA & Local 134 IBEW Joint Penson Trust v. JP Morgan Chase Co.,
553 F.3d 187 (2d Cr. 2009)	20

Edgar v. Mite Corp
457 U.S. 624 (1982)	21

ESI, Inc. v. Coastal Corp.,
61 F. Supp. 2d 35 (S.D.N.Y. 1999);	14

FMS, Inc. v. Volvo Constr. Equip. N. Am., Inc.,
557 F.3d 758 (7th Cir. 2009)	14

General Time Corp. v. Talley Indus.,
403 F.2d 159 (2d Cir. 1968)	21

Halperin v. eBanker USA.com, Inc.,
295 F.3d 352 (2d Cir. 2002)	20

Haynes v. Kleinewefers and Lembo Corp.,
921 F.2d 453 (2d Cir. 1990)	13

In re Time Warner Inc. Secs. Litig.,
9 F.3d 259 (2d Cir. 1993)	20

John Labbatt, Ltd. v. Onex Corp.,
890 F. Supp. 235 (S.D.N.Y. 1995)	21

Loengard v. Metal & Thermit Corp.,
204 F. Supp. 74 (S.D.N.Y. 1962)	14

Metro Life Ins. Co. v. Noble Lowndes Int’l, Inc.,
84 N.Y.2d 430 (1994)	14

Molloy v. Metro. Transp. Authority,
94 F.3d 808 (2d Cir. 1996)	14

Star Ins. Co. v. Zanis Constr. Corp.,
2000 WL 91941 (S.D.N.Y. Jan. 27, 2000)	13

- iii -

Team Mktg USA Corp. v. Power Pact, LLC,
41 A.D.3d 939 (3d Dep’t 2007)	14

Thesling v. Bioenvision, Inc.,
2010 WL 1337699 (2d Cir. Apr. 7, 2010)	20

United States v. Dauray,
215 F.3d 257 (2d Cir. 2000)	13

Miscellaneous

CORBIN ON CONTRACTS § 24.28 (2009)	13

- iv -

In accordance with this Court’s May 12, 2010 Order, Defendants Sembcorp Utilities Pte Ltd. (“Sembcorp Utilities”) and Sembcorp Industries Ltd. (“Sembcorp Industries,” and together with Sembcorp Utilities, “Sembcorp”) respectfully submit this Supplemental Memorandum of Law in Opposition to Plaintiff Cascal N.V.’s (“Cascal” or the “Company”)) Application for a Temporary Restraining Order and Preliminary Injunction (the “Application”) pursuant to Federal Rule of Civil Procedure 65.1

PRELIMINARY STATEMENT

Cascal’s Application for preliminary injunctive relief against Sembcorp rests on a mismatch (and misreading) of contracts and parties.

Cascal claims that Sembcorp would breach its NDA with Biwater — not Cascal — by launching a public tender offer to purchase all the shares of Cascal, even though the purpose of that contract was to facilitate the very deal Cascal now claims it blocks. The claimed “breach” of the NDA somehow flows from a provision of the Letter Agreement between Biwater and Cascal — to which Sembcorp is not a party — that permits Biwater to consent to Sembcorp making a tender offer only if the offer to the public is on the “same terms (including as to price and form of consideration)” as Biwater for their shares.

Cascal’s theory of the case simply does not fit together, and its claims both for breach of contract and for some purported “insider trading” violation (wholly derivative of the contract claim) fall far short of the mark.

Cascal’s breach of contract claim fails for several reasons.

[1]

Capitalized terms herein have the same meaning as in our Opening Opposition. “Ex.” herein refers to exhibits attached to the Candido Decl. accompanying those papers or the Declaration of Anthony M. Candido, dated May 15, 2010 being submitted herewith.

First, and most fundamentally, Cascal is not a party to the NDA, and its limited right to assert third party beneficiary claims is expressly conditioned on obtaining Biwater’s prior written consent, which it does not have.

Second, even assuming Cascal had the right to sue for a breach of the NDA, there was no breach. The standstill and confidentiality obligations set out in the NDA “no longer apply” once Sembcorp and Biwater entered into the Transaction Agreement.

Third, Cascal’s reliance on the “Equivalent Offer” or “same terms” requirement set out in Section (e) of the Letter Agreement is wholly misplaced because Sembcorp is not a party to that agreement. (Ex. A.) Accordingly, the obligation to consent to a tender offer only on the “same terms” to Biwater and the public does not apply to Sembcorp.

Fourth, even if the obligation did apply, the Sembcorp Tender Offer is on the “same terms.” In the Tender Offer, both Biwater and the public will receive exactly the same price, form of consideration, and other like terms, for their shares.

Cascal’s securities law claim — which is nothing more than the breach of contract claim re-packaged in “federal question” garb — fares no better.

Cascal does not claim that a securities violation is in the offing if Sembcorp in fact discloses the allegedly material non-public information — and there would be no basis for such a claim in any event. Nor does Sembcorp understand Cascal to be contending that a violation of Section 10(b) or Section 14(e) has already occurred. Cascal claims a securities law violation will occur only if Sembcorp goes forward with the Tender Offer.

According to Cascal, in order for Sembcorp to proceed with a lawful tender offer — i.e., one that will comply with the securities laws — Sembcorp will be required to disclose confidential, material non-public information concerning Cascal’s business that it obtained under the NDA. But, Cascal says, the NDA does not permit Sembcorp to do so. Cascal is mistaken.

First, Cascal is not the appropriate party to assert a Section 10b-5 claim here; it has no standing to do so.

Second, although Cascal has standing to maintain an action under Section 14(e) of the Securities Act, the applicable SEC rule — SEC Rule 14e-3 — interpreting that section in the specific context of insider trading makes clear that it does not apply to an entity in the position of Sembcorp, i.e., an offeror.

Third, Cascal cannot show the alleged violation, if it were to occur, would or could cause legally cognizable harm to it. Any alleged harm that would flow from a securities violation is to shareholders. Cascal concedes this.

Fourth, and perhaps most important of all, Sembcorp has no intention of launching the Tender Offer without first disclosing any and all material non-public information that the law requires be disclosed. Although Sembcorp does not believe that it possesses material, non-public information, should Cascal convince this Court that Sembcorp possesses information that must be disclosed, Sembcorp will disclose it. Sembcorp has maintained this position from the outset. Indeed, counsel for Sembcorp specifically asked Cascal to identify with as much precision as possible what information Cascal contends needs to be disclosed. In response, Cascal demurred.

Fifth, there is nothing in the NDA that would preclude the full and complete disclosure of whatever might be required. Just the opposite: the NDA specifically contemplated this possibility and expressly provides in Section 10.3 that its restrictions “no longer apply” after Sembcorp and Biwater enter into an agreement, which, of course, they have. In addition, Section 2(d) of the NDA specifically allows Sembcorp to make whatever disclosures are necessary to comply with any law, rule, regulation or “regulatory authority (including … any securities exchange).”

In the end, it is not disputed that Sembcorp will make any and all disclosures required by law. Sembcorp has said so repeatedly. It is not Sembcorp that is resisting disclosure — it is Cascal. And Cascal’s attempt to squelch disclosure clearly is not for the protection of the shareholders, it is solely to frustrate the Tender Offer that the Board fears might have implications for its continued service.

Plaintiff’s request for an injunction to derail the Tender Offer should be rejected.

BACKGROUND

The basic chronology of the parties’ negotiations and the Tender Offer is set out in the Background to our Opening Opposition and the Declaration of Richard Quek, dated May 15, 2010 (“Quek Decl.”), which accompany these papers. We briefly set out below additional background facts concerning certain specific issues to put the Tender Offer in an appropriate context, and to provide information about events that have occurred since the May 12, 2010 Hearing (the “Hearing”).2

Cascal’s assertion that the Tender Offer is economically “coercive” is wholly irrelevant to the legal issues in Cascal’s Amended Complaint; the Company does not assert any claim that the Tender Offer is unlawful because it is somehow “coercive.” Moreover, Sembcorp strenuously believes that seen in light of all the relevant facts, the Tender Offer is fair and beneficial to public shareholders, who are being given the opportunity to participate on the same terms negotiated by the Company’s majority shareholder.

[2]	“Tr.” herein refers to the transcript of the Hearing (Ex.O).

I.	Biwater Aggressively Marketed Its Stake Over a Two-Year Period and Kept the Cascal Board Informed about the Sale Process.

The Tender Offer is the result of a sales process that Biwater commenced two years ago, coordinated by the Global Banking and Markets division of HSBC Bank plc (“HSBC Advisory”). For two years, Biwater and HSBC Advisory have been soliciting bids from various companies and looking for the best terms they could get in the marketplace for their majority stake in the Company.

Biwater kept the Cascal Board informed about developments in the sales process, including the possibility a purchaser might acquire its stake as part of a broader tender offer. For example, on October 12, 2009, Sembcorp made a non-binding offer to Biwater to launch a tender offer at a price range of $6.25 to $7.00 per share.3 Sembcorp understood from Biwater that the Company’s Board of Directors was made aware of the offer, including the price range of $6.25 to $7.00, as well as the envisaged transaction structure, i.e., a potential tender offer. (Quek Decl., ¶ 3.)

And on November 9, 2009, Cascal entered into a Letter Agreement (Ex. A) with Biwater respecting the sales process, designed to facilitate due diligence and a potential transaction. The Letter Agreement expressly reflected the possibility of a tender offer.

II.	Sembcorp’s Interest in a Board Recommended Acquisition for 100% of the Company (or as Close to 100% as Possible) Was Communicated to the Board.

Throughout the sales process, Sembcorp has been clear in its interest in obtaining a Board recommendation for a tender offer so that it could acquire 100% of the Company or as close to 100% of the Company as possible, as well as Sembcorp’s intent to take the Company private.

[3]	The closing price of Cascal’s shares on October 9, 2009, the last full trading day prior to that non-binding offer, was $5.92.

These were prominent features of Sembcorp’s December 14, 2009 conditional offer to Biwater, which indicated a price of $6.50 to 7.00 per share,4 structured as a tender offer conditioned both on (i) Biwater’s irrevocable undertaking to tender its stake in that offer; and (ii) a recommendation to shareholders from the Company’s Board of Directors. (See Ex. E; Quek Decl. ¶ 13.) The conditional offer also highlighted that Sembcorp sought a transaction structure that would maximize the chances of acquiring a 100% stake in Cascal, and that Sembcorp would seek to make the Company private, as it had been for almost a decade prior to its 2008 IPO. Sembcorp was advised by Biwater that Biwater informed Cascal’s Board of the conditional offer submitted by Sembcorp on December 14, 2009, including the price range of $6.50 to $7.00. (Quek Decl. ¶ 13.)

In addition, on March 1, 2010, Sembcorp met with Cascal’s Board of Directors and presented its intention to enter into discussions regarding a firm offer that would entail Sembcorp making a tender offer at a price between $6.50 and $7.00 per share,5 conditioned on Biwater’s irrevocable undertaking to tender, the Board’s recommendation, and a minimum condition of 80% of the issued and outstanding shares of the Company being validly tendered. (Quek Decl. ¶ 15.)

III.	The Special Committee of the Company Board Refused to Support a $6.75 Tender Offer with a Straight Up 80% Threshold Condition.

After the meeting, Biwater informed Sembcorp that a “special independent committee” of the Board had indicated that it would not be able to recommend the offer because it believed the price should be higher. Sembcorp is not aware whether Cascal obtained any advice from a financial advisor in reaching this decision. (See Quek Decl., ¶ 16.)

[4]	The closing price of the Company’s stock on December 11, 2009, the last full trading day prior to the conditional offer, was $5.66.
[5]	The closing price of the Company’s shares on February 26, 2010, the last full trading day prior to Sembcorp’s discussion with the Company’s Board was $5.70.

It was suggested to Sembcorp that Sembcorp formally submit in writing its offer with a fixed price (rather than a price range) to both Biwater and the Cascal Board. A written offer would allow the Cascal Board to formally consider the offer, and seek appropriate financial advice. (Quek Decl., ¶ 18.)

On March 7, 2010, Sembcorp submitted a letter to the Cascal Board making a firm offer “to acquire 100% of Cascal . . . by way of a voluntary tender offer (the “VTO”) on a recommended basis” at a price of $6.75 per share. (Ex. F.) That price was up from the bottom range figure of $6.50 Sembcorp had presented a week earlier (and higher than the $6.00 per share price then-prevailing on the public market).

On March 11, 2010, the Special Committee of Cascal’s Board informed Sembcorp that “[b]ased on our review of your March 7 letter, we cannot make a recommendation to our Board to support your proposed transaction because we believe the offer described in that letter is inadequate.” (Ex. G.) Sembcorp is not aware whether Cascal obtained any advice from a financial advisor in reaching this decision. (See Quek Decl., ¶ 20.)

IV.	Having Failed to Achieve Its Desired Outcome of a Board Recommendation, Sembcorp Negotiates Further with Biwater.

After the Special Committee of Cascal’s Board made clear that it was not going to recommend the tender offer on the terms Sembcorp had negotiated with Biwater, Biwater wrote to Sembcorp to suggest further negotiations, which the parties then embarked upon.

Those negotiations reflected the fact that the parties had been unable to achieve Sembcorp’s objective of obtaining a Company Board recommendation. Specifically, Sembcorp negotiated a lower price with Biwater — $6.40 per share — to acquire the stake in a tender offer without a Board recommendation. Biwater, however, negotiated for a higher price of $6.75 per share if the Tender Offer was able to achieve 80% participation, and thereby substantially meet Sembcorp’s objectives even without a Board recommendation.

The “two tier” structure arrived at by the parties thus reflected an accommodation that Sembcorp made to Biwater, and reflected a price impact associated with the Special Committee of the Board withholding its recommendation from a “one tier” offer at the higher price, i.e., $6.75 per share. Based on these negotiations, Biwater and Sembcorp entered into the Transaction Agreement, calling for Sembcorp to make the Tender Offer, and Biwater irrevocably to tender its shares.

V.	Sembcorp Could Buy the Biwater Stake Outright and Afterwards Make a Tender Offer and/or Delist and Deregister the Stock.

The statement in Sembcorp’s 13D filing that it intends to delist and deregister the Cascal stock after the tender offer was made in response to a required line item disclosure on the 13D form, requiring a statement of any intentions regarding delisting and deregistering.

The delisting and deregistering of the Company stock, however, is a matter entirely separate from the Tender Offer. It is not a condition or term of the offer. Rather, it is an entirely lawful action that Sembcorp plans on pursuing after the Tender Offer (which Sembcorp properly disclosed). Moreover, this was Sembcorp’s position from the beginning, and well before any specific transaction structure was determined (including before the “two tier” structure was even contemplated).

In addition, it is an action Sembcorp could (and would) take even if the transaction were structured differently, for example, not as a tender offer, but as an outright purchase of only the Biwater stake. Or Sembcorp could buy the Biwater stake and then make a tender offer with the stated intent to delist and deregister afterwards. Even on Cascal’s theory of the case, any of those options are available to it (see Tr. at 4.), and public shareholders are in no different position concerning the delisting and deregistering of the stock, or in a subsequent tender offer for their shares, than they now occupy respecting the Tender Offer that Cascal’s Special Committee opposes. (Quek Decl., ¶ 14.)

From the perspective of public shareholders, the risk of delisting and deregistering flows from the fact that the Company has a majority shareholder and a very limited public float.6 At the time of the IPO, the Company identified that ownership structure as an investment risk, and disclosed that Biwater had the ability to “control [Cascal] decisions regarding debt incurrence, stock issuance and the declaration and payment of dividends; control [Cascal] management; and approve or reject any merger, consolidation or sale of substantially all of [Cascal’s] assets.” (Cascal Initial Public Offering Prospectus, dated January 29, 2008, at 20-21 (Ex. P).) The Company also stated that Biwater was free to “vote in a manner that the other owners of our shares do not consider to be in their best interests.” (Id. at 21).

The Company has also cautioned shareholders that a potential sale of the Biwater stake — if in a sale in which other shareholders would have no right to participate — could result in a severe drop in the prevailing market price of Cascal stock. (Cascal 20-F filed on July 1, 2009, at 19 (Ex. Q).) Cascal affirmed that it had no control over “whether or not Biwater [determined] to sell any or all of our shares that it holds, or the timing of any such sale by Biwater.” (Id. at 18).

[6]	In addition to the majority stake held by Biwater, another shareholder in the Company holds in excess of 10% of the Company’s outstanding shares.

ARGUMENT

I.	The “Equivalent Offer” Provision in Section (e) of the Letter Agreement between Biwater and Cascal Is No Basis for Injunctive Relief Against Sembcorp.

A.	Sembcorp Is Not a Party to the Letter Agreement and Therefore Could Not Have Breached It.

Cascal has made crystal clear that its case rests on the legally flawed notion that Sembcorp’s NDA with Biwater precludes Sembcorp from making a tender offer except if that offer complies with Section (e) of the Letter Agreement between Biwater and Cascal, i.e., is on the “same terms (including as to price and form of consideration) . . . [an] Equivalent Offer.”

The “Equivalent Offer” provision is the basis for its theory both that Sembcorp would breach the NDA, and that Sembcorp would violate the U.S. securities laws by going forward with the Tender Offer because Sembcorp would not be able to disclose any material non-public information that it received in due diligence.7

Although Biwater is getting the same price and form of consideration as all other shareholders in the tender, Cascal’s theory of the case appears to be that the substance of the offer to Biwater is different because Biwater has already agreed to accept the offer:

The Court:	But you would have had no problem with this being done as long as there was no lockup, as you call it?

Mr. Greenwald:	Right. We entered into an agreement that said if you use the information in one way, that would be permissible. If you use the information another way, you are not allowed to do that. You must have a standstill of one year.

(Tr. at 14.)

[7]

See Tr. at 6 (“not only do we have a breach of contract, but it means that they were using Cascal’s confidential information that they obtained pursuant to a nondisclosure agreement as part of this tender offer transaction. The securities laws forbid that.”).

A threshold problem for Cascal, however, is that Sembcorp is not a party to the Letter Agreement. In fact, Sembcorp never even knew what the terms of the Letter Agreement were between Biwater and Cascal until after the Complaint was filed and it asked for a copy from Biwater. Cascal did not share the terms of the agreement with Sembcorp, nor did Biwater. (See Quek Decl., ¶ 9.) Sembcorp simply is not bound to Section (e)’s “Equivalent Offer” provision. That clause governs only the circumstances under which Biwater owes a duty to Cascal not to consent to a transaction.

B.	The NDA Contains No “Equivalent Offer” Restriction.

Sembcorp’s contract — the NDA with Biwater — contains no restriction on the sort of tender offer Sembcorp might make for Cascal shares, whether for an equivalent offer or otherwise. The NDA does not incorporate or even reference Section (e) of the Letter Agreement (which Sembcorp never even saw before this litigation (see Quek Decl., ¶¶ 9-11)).

The only relevant restriction in the NDA is the Standstill provision, but that provision broadly provides only that Sembcorp will not purchase any Cascal shares:

Without the prior written consent of [Biwater] . . . for a period of 12 months from the date on which negotiations between [Sembcorp and Biwater] in respect of the Proposed Transaction cease.

(NDA § 7 (Ex. D) (emphasis added).) There is no dispute that Biwater gave its “prior written consent” to the Tender Offer by executing the Transaction Agreement (see Transaction Agreement (Ex. J)), and accordingly, no question that Sembcorp is in full compliance with the NDA’s Standstill provision.8

[8]

Whether Biwater breached Section (e) of its Letter Agreement with Cascal by giving that consent — and as discussed infra, it did not — has no bearing on Sembcorp’s obligations under the NDA or the securities laws, and accordingly is no basis for injunctive relief against Sembcorp (the only issue presented by the Application).

II.	In Any Event, the Tender Offer Is an “Equivalent Offer” Within the Meaning of the Letter Agreement.

Even were Biwater’s obligations under Section (e) of the Letter Agreement somehow relevant to the Application, which seeks to enjoin Sembcorp — and they are not — Biwater’s consent to the Tender Offer does not constitute a breach of that provision.

A.	The Relevant “Terms” Are to Price, Form of Consideration, Date of Payment, and Other Like Items and Have Nothing to Do with the Transaction Agreement.

Section (e) permits Biwater to agree to an acquisition of its shares in a tender offer (without Cascal’s consent), if in the tender offer Biwater and the public receive equivalent terms concerning price, form of consideration, and the like. Specifically, Biwater may enter into an agreement respecting:

[A]n offer or tender for all of the share capital of Cascal not already held by it . . . which includes those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction, . . . where . . . such acquisition or offer is made on the same terms (including as to price and form of consideration) for all Cascal shares (including those being acquired from Biwater in the Transaction) (an Equivalent Offer).

(Letter Agreement, Section (e) (emphasis added) (Ex. A).)

Neither Section (e) nor any other term of the Letter Agreement (or the NDA) speaks to whether Biwater may or may not bind itself under some circumstances to accept an offer (as it has done under the Transaction Agreement). Cascal and Biwater simply did not agree to any restriction on Biwater’s ability to enter into a “lock-up” agreement (nor did Sembcorp), even though it would have been simple for the parties to so provide if that had been their intent.9 (See Tr. at 7.)

[9]	In fact, even on Cascal’s reading of the Letter Agreement, Section (e) permits Biwater to consent to Sembcorp acquiring the Biwater stake and afterwards launching a tender offer

Rather, the only issue under Section (e) is whether that offer (whatever it is) is extended to the public on the “same terms” as Biwater. And there is no dispute that the Tender Offer itself is being extended to Biwater and the public on the same basis: when Biwater accepts the offer, it gets exactly what public shareholders get if they accept the offer.

Cascal’s effort to read Section (e)’s reference to “same terms” to include other agreements — like the Transaction Agreement — that may form a backdrop to the tender (but do not constitute part of the tender itself), runs against the plain language of the clause that describes the relevant “terms” by way of example, i.e., “including as to price and form of consideration.”10

Under the interpretive principle of ejusdem generis, “‘where general words’ are accompanied by ‘a specific enumeration of persons or things, the general words should be limited to persons or things similar to those specifically enumerated.’” City of New York v. Beretta U.S.A. Corp., 524 F.3d 384, 401 (2d Cir. 2008) (quoting United States v. Dauray, 215 F.3d 257, 262 (2d Cir. 2000)). See also CORBIN ON CONTRACTS § 24.28 (2009) (“the meaning of a general term in a contract is limited by accompanying specific illustrations. Thus, any meaning given to the general term must have a reasonable degree of similarity to the items mentioned.”); Haynes v. Kleinewefers and Lembo Corp., 921 F.2d 453, 457 (2d Cir. 1990).

The fact that a contractual provision introduces examples with the word “including” does not change the analysis. See, e.g., Star Ins. Co. v. Zanis Constr. Corp., 2000 WL 91941, at *3 (S.D.N.Y. Jan. 27, 2000) (Kaplan, J.) (applying ejusdem generis to restrict the scope of a clause for the remaining shares. Public shareholders, however, are in no different position if those transactions take place at the same time (with a lock-up) instead of sequentially (with Biwater having already sold).

[10]

(See Tr. at 10 (“The Court: But the fact that [the lock-up] is coercive is not a term in and of itself is it? It is an effect of the structure of the deal. . . . the fundamental problem the minority shareholders face is that there is a majority shareholder whom they know is going to sell, and I don’t think that that in and of itself is a term”).)

stating general term to “include any and all of the subsidiaries, affiliated partnerships, joint ventures or corporations of [a joint venture] now in existence or hereafter created, whether partially or wholly owned and controlled . . . .”); Molloy v. Metro. Transp. Authority, 94 F.3d 808, 811-12 (2d Cir. 1996) (applying ejusdem generis to a list introduced by “including”); FMS, Inc. v. Volvo Constr. Equip. N. Am., Inc., 557 F.3d 758, 764 (7th Cir. 2009) (“When a contractual text specifies one thing including another, the ejusdem generis canon generally requires that the latter item must be a kind of the former item.”).11

Under these principles, Section (e) plainly concerns the terms of the Tender Offer itself, e.g., the price, form of consideration, the date of payments, and other like aspects of what shareholders receive and how they receive it if they tender their shares. The Tender Offer treats Biwater and the public identically in all those respects, and therefore Biwater did not breach Section (e) by consenting to it.

B.	The Transaction Agreement Contains No “Terms” of the Tender Offer That Differ Between Biwater and the Public, and Its Provisions Impose Only Additional Obligations on Biwater.

The Transaction Agreement does not give Biwater any preferential terms in the Tender Offer. The principal point of that contract is to require (under certain circumstances) Biwater to accept the offer, but by accepting Biwater simply gets what the public gets.

The Company vaguely asserts that the Transaction Agreement granted Biwater “certain rights . . . that are not available to other shareholders” (Mem. at 10), elaborating at the Hearing only that Biwater supposedly has the “special right” to “agree to different terms”:

The Court:	What are the special rights and obligations?

Mr. Greenwald:	Well, for instance, they can, they can agree to different terms, they can consent to modifications. The rest of the shareholders can’t.

[11]

See also ESI, Inc. v. Coastal Corp., 61 F. Supp. 2d 35, 75 (S.D.N.Y. 1999); Team Mktg. USA Corp. v. Power Pact, LLC, 41 A.D.3d 939, 943-944 (3d Dep’t 2007); Metro Life Ins. Co. v. Noble Lowndes Int’l, Inc., 84 N.Y.2d 430, 438 (1994); Loengard v. Metal & Thermit Corp., 204 F. Supp. 74, 77-78 (S.D.N.Y. 1962).

(Tr. at 8.) This appears to be a reference to Section 1(a) of the Transaction Agreement, which provides in relevant part:

[Sembcorp] shall not modify the terms and conditions of the Offer without the prior written consent of [Biwater].

(Ex. J (emphasis added).)

But this provision speaks only to the process by which the “terms and conditions of the Offer” are determined and logically cannot be a “term and condition of the Offer” itself. Moreover, whatever the outcome of that process, the “terms and conditions of the Offer” are extended to Biwater and public shareholders equally, precisely as Section (e) of the Letter Agreement contemplates. And the only other “right” of Biwater in the Transaction Agreement is to have Sembcorp make the offer (see Transaction Agreement § 1(a) (Ex. J)), which likewise is not a term of the offer itself.12

All the other terms of the Transaction Agreement impose various obligations on Biwater apart from the burdens and benefits of the tender offer itself. For example, Biwater must:

•	Not otherwise transfer its stake (Section 5),

•	Vote its shares against any effort to impede the offer (Section 6);

[12]

Section 1(b) provides that Biwater will be given a reasonable opportunity to review the Offer documents before they are filed with the SEC, and given information about the SEC’s comments, if any. (See Ex. J.) But again that provision is about how Biwater will be given information about the terms and conditions of the deal — before the offer is made — it is not a term and condition of the offer itself. Moreover, Section 1(b) explicitly states that Sembcorp retains ultimate decision making authority over the offering documents. (See Ex. J.)

•	Use its best efforts to cause the Company to operate the business in the ordinary course (Section 7);

•	Not solicit other offers (Section 8);

•	Waive any appraisal or dissenter’s rights (Section 9);

•	Not compete against the Company or solicit its employees under certain circumstances (Section 15); and

•	Indemnify Sembcorp under certain circumstances (Section 17).

Many of these obligations are incident to the central obligation to tender, which concerns whether and on what conditions Biwater must accept the offer, but does not speak to the terms of the offer itself (which are extended equally to Biwater and the public shareholders). To the extent Biwater has taken on other obligations, they are burdens fitting to the circumstances of a majority shareholder exiting its role in the company’s affairs (e.g., non-compete, indemnification etc.) and are not “terms” of the Tender Offer itself.

It makes no sense to interpret Section (e) to require the public to bear these, or any other burdens Biwater could have agreed to bear. Section (e) was plainly designed to prevent Biwater from negotiating a better deal for itself than the public. And it has not done so in any respect.

III.	The Tender Offer Does Not Breach the NDA and It Would Make No Sense That a Contract Designed to Facilitate the Tender Offer Would Prevent It from Going Forward.

Nor does Sembcorp’s Tender Offer breach any obligation under the NDA, which not only means Cascal has no breach of contract claim against Sembcorp, 13 but also removes any predicate for Cascal’s securities law claim.

[13]

The breach of contract claim fails for the independent reason that Cascal has not met the express contractual prerequisites for asserting a third party beneficiary claim. As discussed more fully at page 28 of our Opening Opposition, the express terms of the NDA bar Cascal from asserting third party beneficiary claims without the “prior written consent of [Biwater],” and Biwater has not given any such consent. (NDA § 10.9 (Ex. D).) Ironically, Cascal’s only response is again to rely on a provision in the Letter Agreement, not the NDA. (See Tr. at 37.) Specifically, Section (i) of the Letter

It would make no sense for the terms of the NDA to somehow prohibit a tender offer, when the very purpose of that agreement was to provide due diligence to Sembcorp so that it might consider such a deal. Cascal concedes that it was “entirely foreseeable” to it that the Biwater stake would be sold as part of a tender offer:

The Court:	It was certainly, was it not, entirely foreseeable to the parties who negotiated Clause (e) [of the Letter Agreement, i.e., including Cascal,] that Biwater would make a deal with a potential purchaser who would make a tender offer, wasn’t it?

Mr. Greenwald:	Yes.

(Tr. at 7.) And the express provisions of the NDA make clear that the NDA does not stand in the way of following through on that understanding.

A.	Pursuant to Section 10.3 of the NDA, the NDA’s Restrictions “No Longer Apply.”

Precisely to avoid any issues under the securities law, the NDA expressly permits Sembcorp to use and disclose any due diligence material it received once it has entered an agreement with Biwater to sell its stake (which it has). As discussed in greater detail in our Opening Opposition at pages 24-26, Section 10.3 provides that “for the avoidance of doubt, and

Agreement governs the circumstances under which Cascal can require Biwater to pursue a claim against Sembcorp under the NDA. That clause also contains a boilerplate reservation of rights language to the effect that “[n]othing in this clause (i) or any Transaction NDA shall limit the right of Cascal to pursue a claim . . . under a Transaction NDA . . . as a third party beneficiary thereunder, without first obtaining the consent of Biwater as may be ostensibly provided for under the relevant Transaction NDA.” (Letter Agreement, Section (i) (Ex. A).) The problem is that Sembcorp’s NDA does not just ostensibly provide for Biwater’s prior written consent as a prerequisite to any Cascal third party beneficiary claims, it actually provides for such. Sembcorp never agreed to waive or in any way limit that pre-condition, and Cascal’s agreement with Biwater in a different contract — which Sembcorp never even saw — does not affect any of Sembcorp’s rights in that regard.

with the exception of any accrued rights and obligations, the rights and obligations of this letter will no longer apply in the event that an agreement implementing the Proposed Transaction is executed” between Sembcorp and Biwater. (NDA § 10.3 (emphasis added) (Ex. D).)

Cascal’s only two arguments for avoiding Section 10.3 — i.e., that (i) the Tender Offer allegedly is not “an agreement implementing the proposed transaction” and (ii) the section carves out “accrued” rights and obligations (see Tr. at 36) — are without merit.

First, the notion that the Tender Offer is not a “Proposed Transaction” within the meaning of the NDA flies in the face of Cascal’s concession that such a transaction was “entirely foreseeable” to the Company. (Tr. at 7.) Moreover, the NDA’s Section 7 Standstill speaks of obtaining Biwater’s consent to any transaction to acquire Cascal shares, including a “tender” (§7(g)) (which Sembcorp has). And the notion that only a tender offer without a “lock-up agreement” qualifies has absolutely no support in the NDA. Nothing in the NDA even hints at such a distinction (or as discussed supra, in the Letter Agreement, including in Section (e)).

Second, Section 10.3’s exception for “accrued rights and obligations” refers to any liabilities arising out of breaches that may already have occurred at the time Section 10.3 is triggered. This is the same language used in the general termination provision in Section 10.1, which provides that the “letter shall be effective and shall stay in force for a period of three (3) years . . . unless earlier expired in accordance with the terms of this letter [e.g., Section 10.3]. Upon the expiry or termination of this Agreement, the rights and obligations set out in this letter shall cease and no longer apply save for any rights and obligations already accrued.” (NDA § 10.1 (Ex. D) (emphasis added).) Cascal’s reliance on a provision of the Letter Agreement (Section (n) (Ex. A)) (see Tr. at 36) is misplaced because that is a different agreement, to which Sembcorp is not a party, and which Sembcorp never saw. Moreover, Cascal’s interpretation of this exception — to include essentially all rights and obligations — would have it swallow the rule, and would nonsensically have the NDA prevent the very transaction it was designed to facilitate.

B.	The NDA Also Expressly Permits Sembcorp to Make Disclosures Required by Law.

The NDA also expressly allows Sembcorp to disclose whatever information is required to be disclosed by law — including the securities laws. Specifically, Section 2(d) of the NDA expressly permits disclosure of information that is required to be disclosed by law or “regulatory authority (including, without limitation, any securities exchange).” Cascal’s suggestion that Sembcorp would be required by the securities laws to disclose the Company’s confidential information is simply to say that Section 2(d) applies, and permits such disclosure.

IV.	Cascal’s Securities Law Claims Fail on Several Other Independent Grounds.

Absent any claim that Sembcorp is in breach of the NDA — and Cascal has none — Cascal has no basis to claim that Sembcorp would be misappropriating confidential information or in breach of some duty to go forward with the Tender Offer.

In addition, Sembcorp does not believe that the due diligence material it received from Cascal is material non-public price-sensitive information. In fact, there was certain information that the Company specifically did not want to make available to Sembcorp, as it considered that information to be commercially sensitive (e.g., the Fawley contract in the U.K., which Sembcorp requested). (See Quek Decl. ¶12.) Many of the broad categories of information identified in Cascal’s papers are the sort of information the Company routinely discloses to investors in the regular course, or information that Cascal disclosed to the public in connection with its IPO. But if the Court determines that some of it is, Sembcorp will disclose that information in a reasonable period before purchasing any Company shares — precisely as Section 10.3 and 2(d) of the NDA contemplate, and expressly permit Sembcorp to do.

This has been Sembcorp’s intention from the outset. Counsel for Sembcorp even wrote to Cascal’s counsel asking them to identify precisely what Cascal thought was required to be disclosed. (See Letter from William E. Wallace III to Peter E. Calamari, dated May 7, 2010 (Ex. R).) But Cascal refused to identify any information with particularity, and simply insisted that nothing be disclosed because it supposedly is subject to a confidentiality obligation (which, as discussed, it is not). (See Letter from Marc L. Greenwald to William E. Wallace III, dated May 10, 2010) (Ex. S). Moreover, Cascal’s simple assertion that Sembcorp has a lot of “confidential information” relating to the Company’s business misses the point. It is beyond cavil that information does not have to be disclosed to the public simply because it is “confidential” in order to trade in the stock.14

[14]

“It is by now axiomatic that a corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact.” Thesling v. Bioenvision, Inc., 2010 WL 1337699, at *1 (2d Cir. Apr. 7, 2010) citing In re Time Warner Inc. Secs. Litig., 9 F.3d 259, 267 (2d Cir. 1993). Moreover, “[s]ilence, absent a duty to disclose, is not misleading . . . .” Basic Inc. v. Levinson, 485 U.S. 224, 239 n.17 (1988). There must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available to investors. ECA & Local 134 IBEW Joint Pension Trust v. JP Morgan Chase Co., 553 F.3d 187, 197 (2d Cir. 2009) (quoting Basic Inc. v. Levinson, 485 U.S. at 231-32); see also, Halperin v. eBanker USA.com, Inc., 295 F.3d 352, 357 (2d Cir. 2002) (“The touchstone of the inquiry is not whether isolated statements within a document were true, but whether defendants’ representations or omissions, considered together and in context, would affect the total mix of information and thereby mislead a reasonable investor regarding the nature of the securities offered.”).

Moreover, as discussed in our Opening Opposition at pages 20-23, Cascal’s “insider trading” claim fails as a matter of law for a number of other reasons, including that (i) Cascal does not have standing to seek injunctive relief here;15 and (ii) Rule 14(e), as interpreted by the SEC in Rule 14e-3, does not apply to tender offerors in the insider trading context.16

[15]

Cascal’s reliance on General Time Corp. v. Talley Indus., 403 F.2d 159, 164 (2d Cir. 1968) at the Hearing is entirely misplaced. In that case, the Court affirmed the denial of a preliminary injunction and, Judge Friendly simply noted in dicta that “we would not wish to place our approval on a holding that under no circumstances can an issuer have standing to seek an injunction.” Cascal did not cite any case where an issuer was found to have standing in the tender offer context. Indeed, the Court in John Labbatt, Ltd. v. Onex Corp., 890 F. Supp. 235, 247 (S.D.N.Y. 1995) that “[e]ach time a court in this Circuit has addressed the question in the context of a tender offer, it has denied the target standing to seek a preliminary injunction under Section 10(b) and Rule 10b-5.”

[16]

Here too, Cascal got it wrong at the Hearing. The point is not that the Company lacks standing under 14(e) — that is the issue with its Section 10(b) claim — rather, it is that the scope of Section 14(e), as interpreted by the SEC in Rule 14e-3, does not cover tender offerors in the specific context of the insider trading rules (the other prohibitions of Section 14(e), as interpreted by other SEC rules, and governing different issues, do apply to tender offerors). Congress delegated authority to the SEC to “define . . . such acts and practices as are fraudulent, deceptive, or manipulative” in the context of tender offers. Section 14(e) (emphasis added). SEC Rule 14e-3 reflects a considered judgment by the agency in specific context of insider trading that the “balance between the investor, management, and the takeover bidder,” Edgar v. Mite Corp., 457 U.S. 624, 633-34 (1982), is best struck by excluding the offeror from the insider trading prohibition (much as courts have declined to recognize a target’s standing to pursue injunctive relief under Section 10(b), reasoning that the target management or board often is not a disinterested party).

CONCLUSION

For all the foregoing reasons and those set forth in our Opening Opposition, dated May 12, 2010, this Court should deny in its entirety Cascal’s Application for a Temporary Restraining Order and Preliminary Injunction enjoining the Tender Offer.

Dated: New York, New York

            May 15, 2010

Respectfully submitted,

/s/ Anthony M. Candido
William E. Wallace III
Anthony M. Candido
Laura J. McLaren
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Tel: 212-878-8000
Fax: 212-878-8375

Attorneys for Defendants
Sembcorp Utilities Pte Ltd. and
Sembcorp Industries Ltd.